Exhibit 99.1

Beamr Research Validates Patented CABR Technology as an AI Training Asset

Training AI model on video data processed by Beamr’s content-adaptive technology made the model more resilient to compression, by lowering depth estimation error on safety-critical road users, including pedestrians and motorcyclists, by 30.7%

Herzliya, Israel, May 06, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, released research demonstrating that machine vision models fine-tuned on video compressed by Beamr’s patented Content-Adaptive Bitrate (CABR) technology are more resilient than models trained on uncompressed data, while reducing the video data volumes that machine vision development depends on.

Machine vision teams handling petabyte-scale video data for autonomous vehicles (AV) and other video AI applications typically consider compression as a process for managing this scale. The findings reframe adaptive compression as an asset that strengthens AI model resilience, with the advantages of reducing storage and networking costs and infrastructure. This research extends Beamr’s ML-Safe benchmarks, validating a potential performance asset for AI models trained across machine vision applications.

The research evaluated Depth Anything V2, a state-of-the-art monocular depth estimation model. The model was fine-tuned on AV video data compressed with Beamr’s technology that delivered 35.2% file-size reduction relative to baseline compression. The fine-tuned model demonstrated 30.7% reduction in depth estimation error on vulnerable road users, including pedestrians and motorcyclists, and 16.0% aggregate reduction across all object classes. Full methodology and results are available in the blog post.

“This research shows that compressed video data can produce models that are more robust, not less,” said Dani Megrelishvili, Beamr CPO. “That points to a different role for compression in our customers’ pipelines, from a cost they tolerate to a tool they deploy.”

“Machine vision teams have faced a structural trade-off: compress video data to manage scale, or face the escalating costs and infrastructure challenges of running AI models without compression,” said Ronen Nissim, ML Lead at Beamr. “Our research suggests this trade-off is more flexible than the industry may have assumed. By using compressed footage as augmentation during fine-tuning, we produced a model that performed better on the validation set than the equivalent model trained on uncompressed data.”

Beamr’s ML-safe benchmarks have previously validated content-adaptive compression across the AV development pipeline. The benchmarks demonstrated up to 50% file size reduction while preserving object detection accuracy at mean average precision of 0.96, with high fidelity across detection, localization, and confidence consistency. Subsequent testing for captioning workflows in world foundation model pipelines showed 41%–57% file size reduction with no measurable impact on the pipeline outputs.

To run Beamr’s compression on your own data, visit beamr.com/autonomous

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

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